Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155

Cascades continues to develop its U.S. tissue business

Kingsey Falls, March 11, 2004 - Cascades Inc. (CAS-TSX) announces the acquisition of a tissue mill which includes a paper machine, converting lines and a de-inking pulp mill located in Memphis, Tennessee. These assets are presently idle. The de-inking pulp mill was previously owned or operated by American Tissue or affiliates thereof. The tissue paper machine and converting lines were previously owned by a trustee on behalf of GE Commercial & Industrial Finance.

This acquisition will increase Cascades’ tissue capacity by approximately 40,000 short tons per year or 8%. The start-up of the tissue machine will be dictated by market demand. The converting lines which are expected to start-up gradually later this year will produce bathroom tissue and paper napkins.

According to Ms. Suzanne Blanchet, President and Chief Executive Officer of Cascades’ Tissue Group: “ This new acquisition represents a great opportunity for us to secure good assets at a fair price but more importantly, it is in line with our current development strategy. This investment of approximately US$11.5 million will enhance our presence in the southern United States, further strengthening our ability to serve North American customers coast to coast in the retail as well as the commercial and industrial markets.”

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Information:	Source:

Mr. Marc Jasmin Director, Investor Relations Cascades (514) 282-2681 marc_jasmin@cascades.com	Ms. Suzanne Blanchet President and Chief Executive Officer Cascades Tissue Group suzanne_blanchet@cascades.com

Mr. Stephane Mailhot Director, Corporate Communications Cascades (819) 363-5161 stephane _mailhot@cascades.com